The MARCUS CORPORATION
100 East Wisconsin Avenue, Suite 1900
Milwaukee, Wisconsin 53202

March 28, 2006

Via Edgar

Mr. Steven Jacobs
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance; Mail Stop 4561
Washington, D.C. 20549

Re:	The Marcus Corporation; File No. 1-12609; Form 10-K for the fiscal year ended May 26, 2005

Dear Mr. Jacobs:

        The following is our response to your March 15, 2006 letter commenting on our most recent Form 10-K. Our response is numbered to correspond with the number contained in your letter (the comment text of which is included in italics below).

Form 10-K for the fiscal year ended May 26, 2005

Report of Independent Registered Public Accounting Firm

1.	Please confirm to us that your independent auditors have provided you with a signed opinion. In future filings, please include a signed audit opinion in accordance with Rule 302 of Regulation S-T. Additionally, please apply this comment to the Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting and Exhibit 23.

We confirm that our independent auditors have provided us with signed opinions in conjunction with their Report of Independent Registered Public Accounting Firm, their Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, and their consent contained as Exhibit 23. We will modify future filings in accordance with your request.

        We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in this filing. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing. We acknowledge that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate the Staff’s comments and we hope our response, and our intention to address your comments in our future filings, satisfactorily address your comments. Please call me at (414) 905-1100 if you have further questions.

Very truly yours, /s/ Douglas A. Neis Douglas A. Neis Chief Financial Officer and Treasurer (Principal Accounting Officer)

Cc:	Thomas F. Kissinger The Marcus Corporation Keith Burns Ernst & Young Steven R. Barth Foley & Lardner